Exhibit 6.3

EMPLOYMENT AGREEMENT

(KARKUTLA P. BALKRISHNA)

This Employment Agreement (“Agreement”) is entered into by and between INFINITY BANK, a California banking corporation (the “Bank”), and KARKUTLA P. BALKRISHNA (the “Employee’’) effective as of February 1, 2018, which is the date the Bank commenced business as a California state-chartered bank (the “Effective Date”).

1.            ENGAGEMENT. The Bank hereby engages Employee for a term of five (5) years, commencing on the Effective Date and ending on the fifth anniversary thereafter (the “Term”), to render services as President and Chief Executive Officer of the Bank pursuant to the terms and conditions hereof, and Employee hereby accepts such engagement. Employee shall work full-time for the Bank during normal business hours (excluding paid vacations) and at such other additional times as may reasonably be required by the Board of Directors of the Bank (the “Board’’). The Term shall be automatically renewed for every one (1) year period (the “Extended Term”) occurring thereafter, unless written notice is given and received not less than three (3) months prior to the end of the Term or any Extended Term of the intention of either party not to renew the same. The term for which Employee is employed hereunder (which includes the initial Term and the Extended Term) is hereinafter referred to as the “Term.”

2.            NATURE OF SERVICES. Employee shall render such services as may reasonably be required by the Board and are normally associated with the office of President and Chief Executive Officer of the Bank and shall report to the Board. Employee’s duties shall be primarily the management of the Bank as described in the job description attached to this Agreement as Exhibit A. Bank agrees that during the Term it shall not materially diminish Employee’s title, authority, status, duties or responsibilities; materially diminish Employee’s annual salary; or require Employee to locate his office to a location more than ten miles beyond the present location of the Bank’s principal executive offices. The Employee agrees that to the best of Employee’s ability and experience Employee will at all times loyally and conscientiously perform all of the duties and obligations required of Employee either expressly or implicitly by the terms of this Agreement and in compliance with all applicable laws, regulations, the Bank’s chartering documents, policies, procedures, and the lawful direction of the Board of Directors. Employee shall at all times during the Term comply with the Bank’s then-current policy regarding conflicts of interest.

3.            DIRECTOR OF THE BANK. Throughout the Term, the Bank shall endeavor to have Employee nominated and elected to serve on the Board and retained as a director of the Bank. Employee shall serve as a director on the same basis and subject to the same terms and conditions as are generally applicable to members of the Board, except that Employee shall not be paid any additional compensation of any kind for serving as a director of the Bank, except as otherwise expressly agreed. Employee agrees that he shall be deemed as having resigned as a director of the Bank effective upon termination of his employment with the Bank unless otherwise agreed to by the Bank.

4.            EXCLUSIVITY. During the Term, Employee shall at all times faithfully, industriously and to the best of his ability, experience and talent perform all of the duties that may be assigned to him hereunder and shall devote his full time and efforts to the performance of such duties and to the promotion of the interests and business of the Bank; provided, however, notwithstanding the foregoing, the Employee may devote reasonable time to activities other than those required under this Agreement, including activities involving professional, charitable, community, educational, religious and similar types of organizations, speaking engagements, membership on the boards of directors of other organizations and similar types of activities to the extent that such activities do not inhibit or prohibit the performance of services under this Agreement; provided further, that the Employee will not serve on the board of any business or engage in any other business activity without the prior consent of the Board

5.            COMPENSATION. As consideration for all services to be rendered by Employee pursuant hereto, the Bank will provide Employee the compensation set forth in this Section 5.

(a)            Base Compensation. The Bank will pay or will cause to be paid to Employee, subject to all applicable laws and requirements respecting withholding of federal, state, and/or local taxes, a fixed annual salary in the amount of $260,000, subject to annual upward adjustment as may be determined at the sole discretion of the Board. Such salary shall be payable in accordance with the normal payroll policies of the Bank.

(b)            Employee Benefits.

(i)            Reimbursements. The Bank agrees to provide, at its sole cost and expense, such office facilities and secretarial services as may be required by Employee in order to carry out his duties under this Agreement, at a level and quality normally associated with the position of Chief Executive Officer of the Bank. The Bank shall reimburse Employee for all ordinary and necessary business expenses reasonably incurred by Employee in the performance of Employee’s duties and obligations under this Agreement, including, but not limited to, reimbursement for cellular telephone equipment and service, electronic organizer equipment and service, airfare and accommodations for travel, in each case in accordance with the Bank’s customary policies and subject to the reasonable review and approval of the Board, or its designee.

(ii)           Annual Vacation. Employee shall be entitled to twenty (20) days’ vacation time each year of the employment term without loss of compensation, prorated for any portion of a year according to the Bank’s policies and procedures. The time for such vacation shall be selected by Employee, subject to coordination with the availability of other members of the Bank’s management team. If Employee does not take all vacation to which he is entitled in a given year he may accrue and carry over vacation days into future years, provided that Employee may not accrue at any time more than the then applicable limit under the Bank’s policies and procedures.

(iii)            General Benefits. During the term of this Agreement, the Bank shall provide to Employee such other employee benefits in accordance with the Bank’s personnel policies as are applicable to senior executives generally such as, for example, group health insurance, 401(k) retirement plan, life, disability and other insurance benefits.

(iv)            Bank-Owned Automobile. During the Term, Bank shall provide to Employee, for Employee’s sole use, a Bank-owned automobile in the form of a recent model, full size, four-door Lexus, BMW or Mercedes-Benz which is mutually acceptable to Employee and Bank. Bank shall pay all operating expenses of any nature whatsoever with regard to such automobile. Employee shall furnish to Bank adequate records and other documentary evidence required by federal and state statutes and regulations issued by appropriate taxing authorities to substantiate the extent to which such payments are deductible business expenses of the Bank and not deductible to the Employee. Bank shall also procure and maintain in force appropriate insurance coverage on such automobile. At the end of the Term, Employee shall have the option to purchase said automobile from Bank at fair market value, as determined by the Board of Directors in accordance with the Kelley Blue Book or similar independent price guide, with appropriate adjustments based on the equipment and condition of the automobile, provided that Employee has not been terminated for “Cause” as defined in this Agreement.

(v)            Gross-Up Payments. Employee shall be entitled to an additional amount (“Gross-Up Payment”) for any fringe benefit provided to the Employee under this Agreement and other agreements entered into by the Bank and the Employee that is includible in the Employee’s gross income (“Taxable Fringe Benefit”). The Gross-Up Payment, is a payment in an amount equal to (A) the amount of all federal and state taxes, including, without limitation, any income taxes and all other related payroll taxes, and any interest, penalties and excise taxes (“Taxes”) imposed upon the Employee for the value of the Taxable Fringe Benefit and (B) any Taxes imposed upon the Gross-Up Payment. The Gross-Up Payment shall be made by Bank to the Employee in the year that Taxable Fringe Benefit is includible in the Employee’s gross income. Notwithstanding the foregoing, without the prior written consent of the Federal Deposit Insurance Corporation (“FDIC”), there shall be no Gross-Up Payment of any taxable fringe benefit, severance or other form of golden parachute payment if the Bank has been deemed a troubled institution subject to Part 359 of the Rules and Regulations of the FDIC.

(c)            Incentive Compensation. Employee shall be entitled to receive incentive compensation with respect to each calendar year during the Term in accordance with the Bank’s policies and subject to the Bank’s overall financial results (the “bonus”). The determination in each year of whether any such bonus is to be paid and the actual amount thereof will be made by, and in the sole and absolute discretion of, the Board. All bonus amounts shall be paid at the same time and in the same manner as bonuses paid to other senior management of the Bank, but in no event later than 90 days after the close of the calendar year.

(d)            Stock Options/Restricted Stock. Bank and Employee acknowledge that Employee will receive the grant of certain stock options and restricted stock units pursuant to Exhibits B and C attached hereto and incorporated herein by this reference.

6.	REPRESENTATIONS AND WARRANTIES.

(a)            Representations of Employee. Employee represents and warrants that Employee has all right, power, authority and capacity, and is free, to enter into this Agreement; that by doing so Employee will not violate or interfere with the rights of any other person or entity; and that Employee is not subject to any contract, understanding or obligation which will or might prevent, interfere with or impair the performance of this Agreement by Employee.

(b)            Representations of the Bank. The Bank represents and warrants that the Bank has all right, power and authority, without the consent of any other person, to execute and deliver and perform its obligations under this Agreement. All corporate and other actions required to be taken by the Bank to authorize the execution, delivery and performance of this Agreement and the consummation of all transactions contemplated hereby have been duly and properly taken. This Agreement is a lawful, valid and legally binding obligation of the Bank, enforceable in accordance with its respective terms, subject to bankruptcy, insolvency and other similar equitable remedies available to creditors.

7.	CERTAIN RIGHTS OF THE BANK.

(a)            Announcement. The Bank shall have the sole right (but not the obligation) to make a public announcement of the Bank’s employment of Employee, provided that the Bank shall make no announcement concerning the financial or economic terms of this Agreement without Employee’s prior written consent, except as may be required by applicable law or regulation.

(b)            Use of Name Likeness, and Biography. The Bank shall have the right (but not the obligation) to use, publish and broadcast, and to authorize others to do so, the name, approved likeness and approved biographical material of Employee to advertise, publicize and promote the business of the Bank and its affiliates, subsidiaries or parent. An “approved likeness” and “approved biographical material” shall be, respectively, any photograph or other depiction of Employee, or any biographical information or life story concerning the professional career of Employee, which has been submitted to and approved by Employee prior to its first use, publication or broadcast.

(c)            Right to Insure. The Bank shall have the right to secure in its own name, or otherwise, and at its own expense, life, health, accident or other insurance covering Employee, and Employee shall have no right, title or interest in and to such insurance. Employee shall assist the Bank in procuring such insurance by submitting to reasonable examinations and by signing such applications and other instruments as may be reasonably required by the insurance carriers to which application is made for any such insurance.

8.            INDEMNIFICATION BY THE BANK. The Bank shall, to the fullest extent permitted by law, indemnify, defend and hold harmless Employee from and against any and all loss, damage, expense (including court costs and reasonable attorneys’ fees), suit, action, claim, liability, or obligation (collectively, “Liability”) to which Employee may become subject related to or caused by the Bank or any of its affiliates, or arising from the performance or nonperformance of duties as an employee, officer or director of the Bank or any of its affiliates, unless such Liability is in any way attributable to the negligence, gross misconduct, repeated or blatant insubordination, theft or other criminal act of Employee, as determined by a final adjudication by a court or tribunal of competent jurisdiction. The Bank shall continue to maintain directors’ and officers’ liability insurance in commercially reasonable amounts (but in no event less than as in effect on the Effective Date) and the Employee shall be covered under such insurance to the same extent as other senior management employees and directors of the Bank. The Bank agrees that it shall not amend its bylaws so as to limit the Bank’s ability to indemnify Employee.

9.            TERMINATION. This Agreement and Employee’s employment may be terminated prior to the expiration of the Term (a “Termination Event’’) as follows:

(a)            Mutual Agreement or Resignation. This Agreement and Employee’s employment may be terminated at any time by mutual written agreement of the parties or upon Employee’s resignation. Upon termination by mutual agreement or resignation, the parties shall determine the amount of compensation and benefits, if any, to be paid to Employee. If the parties are unable to so agree within 30 days after the decision to terminate or resign is first communicated to the other party, then Employee shall be entitled to receive (i) any base salary accrued through the date of such termination or resignation pursuant to Section 5(a), (ii) the cash value of any unused vacation benefits under Section 5(b)(ii); (iii) reimbursement for any incurred but unreimbursed business expenses with appropriate evidence supporting such expenses; (iv) any deferred compensation which Employee may be owed; (v) the right to exercise options or receive restricted stock units to the extent and subject to the terms and conditions provided in Exhibits B and C attached hereto; and (vi) the right to exercise options or receive restricted stock units or restricted stock grants which are granted after the date of this Agreement as provided in the agreements granting such options or restricted stock units.

Notwithstanding the foregoing, if Employee resigns based upon a breach of this Agreement by the Bank which the Bank has failed to cure within 30 days after receipt of written notice from Employee of such breach, then Employee shall be entitled to receive the compensation and benefits described in subparagraph (c) below as if the termination was without Cause.

(b)            Cause. The Bank may terminate this Agreement upon written notice to Employee for “Cause.” If Employee’s employment is terminated for Cause, Employee shall be entitled to receive (i) any base salary accrued through the date of such termination pursuant to Section 5(a); (ii) the cash value of any unused vacation benefits under Section 5(b)(ii) and reimbursement for any incurred but unreimbursed business expenses with appropriate evidence supporting such expenses. Upon a termination for Cause, Employee shall not be entitled to any other benefits, and shall not have the right to exercise any options, whether or not vested at the time of such termination, and the right to any unvested restricted stock units is immediately and irrevocably forfeited.

“Cause” shall mean (i) the conviction of Employee for a felony, (ii) the commission by Employee of any act or omission involving dishonesty, disloyalty, breach of fiduciary duty or fraud with respect to the Bank and/or any of its affiliates, subsidiary or parent, (iii) gross negligence or incompetence in the performance or non-performance of duties in Employee’s capacity as an employee of the Bank; (iv) a pattern of willful misconduct or repeated or blatant insubordination in the performance of Employee’s duties as an employee of the Bank; or (v) Employee’s material breach of or default under this Agreement.

(c)            Without Cause. The Bank may terminate this Agreement at any time without Cause, upon written notice to Employee. Upon such termination, Employee shall be entitled to receive: (i) any base salary accrued through the date of such termination or resignation pursuant to Section 5(a); (ii) any incurred but unreimbursed business expenses, payable within 10 days after the effective date of such termination or whenever the Bank receives appropriate evidence supporting such expenses, whichever is later; (iii) any incentive bonus that would be due and payable for such year if the date of determination of such bonus was deemed to be for the conclusion of the fiscal year within which falls the date of termination of Employee's employment, and provided the amount of such incentive bonus shall be prorated for the period of such year actually worked, (iv) any deferred compensation which Employee may be owed; (v) the cash value of any unused vacation pursuant to Section 5(b)(ii); (vi) a lump sum cash amount equal to his base compensation pursuant to Section 5(a) for a period of twelve (12) months, along with the cash value of vacation benefits under 5(b)(ii) for twelve (12) months; (vii) the right to exercise options or receive restricted stock units to the extent and subject to the terms and conditions provided in Exhibits B and C attached hereto; and (viii) the right to exercise options or receive restricted stock units or restricted stock grants which are granted after the date of this Agreement as provided in the agreements granting such options or restricted stock units.

(d)            Disability. The Bank may terminate this Agreement upon written notice to Employee if Employee shall be rendered incapable by reason of a “Disability” from complying with the terms, provisions and conditions hereof on his part to be performed during the Term. Upon termination of this Agreement for Disability, Employee shall be entitled to receive the compensation and benefits described in subparagraph (c) above as if the termination was without Cause.

The term “Disability” shall mean the appointment of a conservator of the estate of Employee or the physical or mental incapacity of Employee such that he is incapable, after reasonable accommodation for such Disability, of reporting to work for a period in excess of 90 consecutive calendar days or for shorter periods aggregating 120 days or more in any 12-month period or is unable to perform the essential functions of his job. Notwithstanding the foregoing, if this Agreement is subject to Section 409A of the Internal Revenue Code (the “Code), “Disability” shall mean that Employee is disabled under Section 409A(a)(2)(C)(i) or (ii) of the Code.

(e)            Death. This Agreement shall terminate in the event of Employee’s death.

(f)            Termination for Good Reason by Employee. During the Term of this Agreement, Employee may terminate his employment for “Good Reason,” as that term is defined below. In the event of a termination for Good Reason by Employee, such termination will be treated as a termination of Employee by Bank without Cause, in which case Employee will have all remedies to which he may be entitled at law, in equity, or under this Agreement. The term “Good Reason” shall mean:

The breach of this Agreement by the Bank, including but not limited to, a material diminution in Employee’s title, authority, status, job duties or responsibilities, a material diminution in Employee’s annual salary, a relocation of Employee’s employment office to a location which is more than ten (10) miles beyond the present location of the Bank’s principal executive offices, and any attempt by Bank to terminate this Agreement without Cause.

In order to resign his employment from the Bank for “Good Reason” under this Section 9(f), Employee must first provide written notice to the Board of Directors of the Bank setting forth with reasonable detail the nature of the Good Reason within 30 days from the occurrence of a Good Reason event, and Employee’s resignation for Good Reason shall only be effective as a resignation for Good Reason if the Bank has not cured or remedied the Good Reason event within 30 days after its receipt of Employee’s written notice (the “Cure Period”).

Upon termination of this Agreement for Good Reason, Employee shall be entitled to receive the compensation and benefits described in subparagraph (c) above as if the termination was without Cause.

10.            RETURN OF BANK PROPERTY. Within 5 days after the termination of this Agreement, Employee shall return to the Bank all equipment (including, without limitation, computers, software, credit cards, cellular or other telephones, pagers and organizers), products, work papers, books, records, forms, data processes, papers and writings relating to the business of the Bank including without limitation the Bank’s proprietary or licensed computer programs, customer lists and customer data, and/or copies or duplicates thereof in Employee’s possession or under Employee’s control. Employee shall not retain any copies or duplicates of such property and all licenses granted to him by the Bank to use such computer programs, data or software shall be revoked upon termination of this Agreement.

11.            CHANGE IN CONTROL. In the event of a Change in Control, as defined below in this Section 11, with or without the termination of Employee’s employment by the Bank or a successor to the Bank prior to, upon or after the Change in Control, the Bank or its successor shall pay Employee the following: (i) a lump sum equal to twelve (12) months of Employee’s then existing annual base salary; (ii) any base salary accrued through the effective date of the Change in Control pursuant to Section 5(a); (iii) any incurred but unreimbursed business expenses, payable within 10 days after the effective date of the Change in Control or whenever the Bank receives appropriate evidence supporting such expenses, whichever is later; (iv) any incentive bonus that would be due and payable for such year if the date of determination of such bonus was deemed to be for the conclusion of the fiscal year within which falls the effective date of the Change in Control, and provided the amount of such incentive bonus shall be prorated for the period of such year actually worked; (v) any deferred compensation which Employee may be owed, (vi) the cash value of any unused vacation pursuant to Section 5(b)(ii); (vii) the cash value of vacation benefits under 5(b)(ii) for twelve (12) months; (viii) the right to exercise options or receive restricted stock units to the extent and subject to the terms and conditions provided in Exhibits B and C attached hereto; and (ix) the right to exercise options or receive restricted stock units or restricted stock grants which are granted after the date of this Agreement as provided in the agreements granting such options or restricted stock units.

Such payment shall be made as soon as practical following the Change in Control, but in no event longer than 30 days after the effective date of the Change in Control. Any payment made under this Section 11 shall be in lieu of any payment due to Employee under Section 9 hereof.

For purposes of this Agreement “Change in Control” means a transaction or event where the Bank's shareholders do not hold more than 50% of the shares of the surviving corporation, or in the event of a consolidation where the Bank’s shareholders do not hold more than 50% of the shares of the consolidated bank, or in the event of a transfer of all or substantially all of the assets of the Bank to an entity which is not controlled by the Bank’s shareholders, or in the event of any other corporate reorganization where there is an acquisition of ownership by one person or entity or persons acting in concert [who are not existing shareholders of the Bank] of at least 25% of the outstanding shares of the Bank, except as may result from a transfer of shares to another corporation in exchange for at least 80% control of that corporation.

12.	GENERAL.

(a)            Assignment; Successors; Affiliates. The Bank may not assign this Agreement (or the interest of the Bank herein) except to any affiliate, subsidiary or parent of the Bank or to any entity or its affiliates which is a party to a merger, reorganization, or consolidation with the Bank or to an entity or entities acquiring substantially all of the assets of the Bank (providing any such assignee assumes the Bank’s obligation under the Agreement). Upon such assignment, acquisition, merger, consolidation, or reorganization, the term “Bank” as used herein shall be deemed to refer to such assignee or such successor entity. Employee shall not have the right to assign Employee’s interest in this Agreement, any rights under this Agreement or any duties imposed under this Agreement, nor shall Employee (or Employee’s spouse, heirs, beneficiaries, administrators or executors) have the right to pledge, hypothecate or otherwise encumber Employee’s right to receive compensation hereunder without the consent of the Bank. The right of assignment by the Bank shall not prejudice Employee’s right to terminate this Agreement pursuant to Section 9 hereof.

(b)            Headings. The subject headings of the sections and subsections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

(c)            Incorporation by Reference of Relevant Regulatory Law. This Agreement incorporates by reference 12 U.S.C. §1828(k) and any regulations promulgated thereunder with regard to legal restrictions on the payment of golden parachute and indemnification payments. In the event any payments to Employee pursuant to this Agreement are prohibited or limited by the provisions of such statute and/or regulation, the Bank will use its commercially reasonable efforts to obtain the consent of the appropriate regulatory authorities for the payment by the Bank to Employee of the maximum amount that is permitted (up to the amount payable under the terms of this Agreement).

(d)            Certain Limitations. In the event that the total amounts payable pursuant to this Agreement, together with all other payments to which Employee is entitled (collectively “Payments”) will be subject to the excise tax (the “Excise Tax”) imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, then Bank shall pay to Employee an additional amount (the ‘‘Excess Parachute Gross-Up Payment”) such that the net amount retained by the Employee, after deduction of any Excise Tax on the Payments and any Taxes upon the Excess Parachute Gross-Up Payment, shall be equal to the Payments to Employee that would have been received as if said Excise Tax had not been imposed. The Excess Parachute Gross-Up Payment shall be made by Bank to the Employee immediately upon the payment to the Employee of the Payments. Any determination and calculation required under this paragraph shall be made in writing in good faith by the accounting or consulting firm mutually agreed upon by the Bank and Employee.

For purposes of determining the amount of the Excess Parachute Gross-Up Payment, the Employee shall be deemed to pay federal income tax at the highest marginal rate of federal income taxation in the calendar year in which the Excess Parachute Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of Employee’s residence in the calendar year in which the Excess Parachute Gross-Up Payment is to be made, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

Notwithstanding the foregoing, without the express, prior written consent of the FDIC, there shall be no Excess Parachute Gross-Up Payment of any severance or other form of golden parachute payment if the Bank has been deemed a troubled institution subject to Part 359 of the Rules and Regulations of the FDIC.

(e)            Severability. It is agreed that if any term, covenant, provision, paragraph or condition of this Agreement shall be illegal, such illegality shall not invalidate the whole Agreement, but it shall be construed as if not containing the illegal part, and the rights and obligations of the parties shall be construed and enforced accordingly.

(f)            Entire Agreement. The parties hereto agree that this Agreement, and the related stock option and restricted stock agreement(s), supersede all existing agreements between the Bank and Employee, whether oral, written, expressed or implied, and contain the entire understanding and agreement between the parties. This Agreement shall not be amended, modified, or supplemented in any respect except by a subsequent written agreement entered into by both parties hereto.

(g)           Amendment and Waiver. This Agreement may be amended, modified or supplemented only by a writing executed by each of the parties. Either party may in writing waive any provision of this Agreement to the extent such provision is for the benefit of the waiving party. No waiver by either party of a breach of any provision of this Agreement shall be construed as a waiver of any subsequent or different breach, and no forbearance by a party to seek a remedy for noncompliance or breach by the other party shall be construed as a waiver of any right or remedy with respect to such noncompliance or breach.

(h)            Review of Terms. Without binding either of the parties in any respect, the parties intend to review the terms of this Agreement on a periodic basis and discuss such potential modifications thereto as they may mutually agree upon.

(i)            Choice of Law. This Agreement and the performance hereunder shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflict of law provisions of any state.

(j)            Notices. Any notices to be given hereunder by any party to any other party may be effected by personal delivery in writing or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices shall be addressed to the parties at the addresses appearing below, but each party may change his address by written notice in accordance with this Section. Notices delivered personally shall be deemed communicated as of actual receipt; mailed notices shall be deemed communicated 3 days after mailing. In addition, notices and communications may be sent by telephone facsimile transmission or electronic mail, provided manually signed confirming copies are also sent in the manner set forth in the second sentence of this Section, in which event delivery shall be deemed upon receipt of the facsimile transmission or electronic mail.

If to the Bank:	INFINITY BANK
6 Hutton Centre Drive, Suite 100
Santa Ana, California 92707
Attention: Corporate Secretary
Fax: (714) 619-7456
Email: elaine@goinfinitybank.com

If to Employee:	K.P. Balkrishna
6 Saros
Irvine, CA 92603
Email: bala0624@aol.com

or to such other addresses as may be designated in writing by either of the parties.

(k)            Deferral of Payment. In the event that Employee is entitled to a lump sum payment under this Agreement, Employee may elect to receive this lump sum payment on the 1st of January immediately following the date of termination.

(l)            Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original document, but all of which taken together shall constitute one and the same document.

The next page is the Signature Page.

IN WITNESS WHEREOF, the Bank and Employee have executed this Agreement as of the Effective Date.

INFINITY BANK:

By:
Raymond J. Gagnon
Chairman of the Board

EMPLOYEE:

Karkutla P. Balkrishna